Contact

www.linkedin.com/in/jamesregulinski (LinkedIn)

Top Skills

Research
Microsoft Office
HTML

James Regulinski

Co-Founder at Carbon Collective
Bellingham, Washington, United States

Summary

Transitioning our economy to one that is carbon-free and circular.

Experience

Carbon Collective
Co-Founder
July 2020 - Present (3 years 11 months)

I'm helping people align their investments with solving climate change.
See how at: www.carboncollective.co

Osmo Systems
CTO
April 2016 - December 2019 (3 years 9 months)
Berkeley, ca

Osmobot is bringing online, continuous water quality monitoring to the largest fish and shrimp farms. www.Osmobot.com

EtaGen, Inc.
Mechanical Engineer
May 2015 - 2016 (1 year)

Post Works LLC
Co-Founder
2014 - 2015 (1 year)

ALL Power Labs
Mechanical Engineer
May 2013 - December 2014 (1 year 8 months)
Berkeley, CA

Worked on the Power Pallet-a device that provides on-demand, renewable electricity from biomass. My project was to design, test, and hand off to production the version 5 gasifier. This newest version, allowed three times longer up time, greater reliability, and reduced production cost. The innovation

that led to this greater up time has made me a co-inventor on our pending patents. Led the design, engineering, production team to release the enclosure for the Power Cube, a Power Pallet derivative designed for the European market. For each of these projects, I was responsible for 3D modeling, overseeing prototypes, working with suppliers to solve technical issues, working with our production team to ramp up production rate to four units a week, and problem solving reliability issues.

Waste Enterprisers
Fellow: Process Engineer
January 2012 - August 2012 (8 months)
Kumasi, Ghana

Conducted product and system tests to verify economic feasibility of converting fecal sludge to solid fuel for industrial applications. I worked in Kumasi Ghana, the target site for the first plant.

Sustainability Lab
Lab Manager
September 2011 - December 2011 (4 months)
Franklin W. Olin College of Engineering

Coached freshman teams on application of design techniques to problems in sustainability.

Sustainable Design Lab
Researcher
January 2010 - December 2011 (2 years)
Franklin W. Olin College of Engineering

Researched absolute environmental impact as a tool for designers.
(2011)
Prototyped a low-cost microbial fuel cell that uses liquid waste to produce electricity. (2010)

Noribachi
Engineering Intern
June 2011 - August 2011 (3 months)
Albaquerque, NM

Designed and ran an engineering study on LED lighting for agriculture, which reduced energy consumption by 40% over conventional greenhouse lighting. Helped design and build a solar sound system.

International Development Design Summit
Event Organizer
July 2010 - August 2010 (2 months)
University of Colorado Boulder

Coordinated events and design projects between speakers, attendees and the host institution, University of Colorado Boulder. Worked with 50 people from 26 different countries

Preserve
Sustainability Intern
March 2010 - March 2010 (1 month)
Waltham,Ma

Designed and built electrical systems for a solar sound system. Designed and ran an engineering study on LED lighting for agriculture; the system reduced energy consumption by 40%.

Avion Car Company
Engineering Intern
June 2009 - September 2009 (4 months)

Helped draft application to the Automotive X Prize for the Avion 110 mpg sports car. Performed FEA drop tests for Avion chassis and converted drawings to solid models in SolidWorks.

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Education

Franklin W. Olin College of Engineering
Bachelor of Science (BS), Engineering · (2008 - 2012)